centrica

taking care of the essentials

82-4578

03 JAN -3 AM 10:07

FAX MESSAGE

[redacted]

03003177

To:	Office of International Corporation Finance, SEC	**Date**	
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Secretariat

dlw 1/22

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

3 January 2003

Centrica reduces its interest in Income Fund

Centrica plc confirmed today that, following its announcement of 9 December, the underwriting syndicate of the Consumers' Waterheater Income Fund, on 31 December 2002, exercised its over-allotment option in full to purchase 3.75 million additional units. As a result, Enbridge Services Inc has reduced its retained interest in the Fund from 49.5% to 41.9% and received net proceeds of C$35.5 million (£14 million), in addition to the net proceeds of C$709 (£289m), previously announced.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 01753 494085

Notes to investors and editors:

1. At close of business on 31 December 2002, Centrica's 41.9% stake was valued at C$218 million (£86 million).

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

3 January, 2003

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica reduces its interest in Income Fund

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD